                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                              BIOCHEM PHARMA, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    09058T108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               DR. DANIEL BUGMANN
                     GRAFENAUWEG 4, 6301 ZUG CH/SWITZERLAND
                               011-41-41-724-5959
                               ------------------

                                    COPY TO:

                             DANIEL L. GOELZER, ESQ.
                                BAKER & MCKENZIE
                          815 CONNECTICUT AVENUE, N.W.
                             WASHINGTON, D.C. 20006
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notice and Communications)

                                  MAY 23, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No.   09058T108

------------------------------------------------------------------------------------------------------------------------------------
           1.       Names of Reporting Persons.      BB BIOTECH AG

                     I.R.S. Identification Nos. of above persons (entities only).       NOT APPLICABLE: FOREIGN CORPORATION

------------------------------------------------------------------------------------------------------------------------------------
           2.     Check the Appropriate Box if a Member of a Group

                    (a)

                    (b)
------------------------------------------------------------------------------------------------------------------------------------

           3.         SEC Use Only
------------------------------------------------------------------------------------------------------------------------------------

           4.         Source of Funds             WC
------------------------------------------------------------------------------------------------------------------------------------

           5.         Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)
------------------------------------------------------------------------------------------------------------------------------------


           6.          Citizenship or Place of Organization             SWITZERLAND
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

  Number of          7.    Sole Voting  Power                            0
  Shares Bene-             ---------------------------------------------------------------------------------------------------------
  ficially
  Owned by           8.    Shared Voting Power                           6,872,500
  Each                     ---------------------------------------------------------------------------------------------------------
  Reporting
  Person With        9.    Sole Dispositive Power                        0
                           ---------------------------------------------------------------------------------------------------------

                    10.    Shared Dispositive Power                      6,872,500
                           ---------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
           11.      Aggregate Amount Beneficially Owned by Each Person reporting Person

                                                                         6,872,500
------------------------------------------------------------------------------------------------------------------------------------

           12.      Check if the Aggregate Amount in Row (11) Excludes Certain shares
------------------------------------------------------------------------------------------------------------------------------------

           13.      Percent of Class Represented by amount in Row (11)        6.4%
------------------------------------------------------------------------------------------------------------------------------------

           14.      Type of Reporting Person        HC, CO
------------------------------------------------------------------------------------------------------------------------------------

  CUSIP No.        09058T108

------------------------------------------------------------------------------------------------------------------------------------
           1.      Names of Reporting Persons.      BIOTECH FOCUS S.A.

                   I.R.S. Identification Nos.  of above persons (entities only).       NOT APPLICABLE: FOREIGN CORPORATION

------------------------------------------------------------------------------------------------------------------------------------
           2.      Check the Appropriate Box if a Member of a Group

                   (a)

                   (b)
------------------------------------------------------------------------------------------------------------------------------------

           3.      SEC Use Only

------------------------------------------------------------------------------------------------------------------------------------
           4.      Source of Funds       AF

------------------------------------------------------------------------------------------------------------------------------------
           5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

------------------------------------------------------------------------------------------------------------------------------------
           6.      Citizenship or Place of Organization      PANAMA
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

  Number of        7.      Sole Voting  Power                0
  Shares Bene-             ---------------------------------------------------------------------------------------------------------
  ficially
  Owned by         8.      Shared Voting Power               6,872,500
  Each                     ---------------------------------------------------------------------------------------------------------
  Reporting
  Person With      9.      Sole Dispositive Power            0
                           ---------------------------------------------------------------------------------------------------------

                   10.     Shared Dispositive Power          6,872,500
                           ---------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
           11.     Aggregate Amount Beneficially Owned by Each Person reporting Person

                                                             6,872,500
------------------------------------------------------------------------------------------------------------------------------------

           12.     Check if the Aggregate Amount in Row (11) Excludes Certain shares
------------------------------------------------------------------------------------------------------------------------------------

           13.     Percent of Class Represented by amount in Row (11)        6.4%
------------------------------------------------------------------------------------------------------------------------------------

           14.     Type of Reporting Person            CO
------------------------------------------------------------------------------------------------------------------------------------

  CUSIP No.        09058T108

------------------------------------------------------------------------------------------------------------------------------------
           1.      Names of Reporting Persons.      BIOTECH GROWTH S.A.

                   I.R.S. Identification Nos.  of above persons (entities only).       NOT APPLICABLE: FOREIGN CORPORATION

------------------------------------------------------------------------------------------------------------------------------------
           2.      Check the Appropriate Box if a Member of a Group

                   (a)

                   (b)
------------------------------------------------------------------------------------------------------------------------------------

           3.      SEC Use Only
------------------------------------------------------------------------------------------------------------------------------------

           4.      Source of Funds       AF
------------------------------------------------------------------------------------------------------------------------------------

           5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
------------------------------------------------------------------------------------------------------------------------------------

           6.      Citizenship or Place of Organization      PANAMA
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

  Number of        7.      Sole Voting  Power                -0-
  Shares Bene-             ---------------------------------------------------------------------------------------------------------
  ficially
  Owned by         8.      Shared Voting Power               -0-
  Each                     ---------------------------------------------------------------------------------------------------------
  Reporting
  Person With      9.      Sole Dispositive Power            -0-
                           ---------------------------------------------------------------------------------------------------------

                   10.     Shared Dispositive Power          -0-
                           ---------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

           11.     Aggregate Amount Beneficially Owned by Each Person reporting Person

                                                             -0-
------------------------------------------------------------------------------------------------------------------------------------

           12.     Check if the Aggregate Amount in Row (11) Excludes Certain shares
------------------------------------------------------------------------------------------------------------------------------------

           13.     Percent of Class Represented by amount in Row (11)    0%
------------------------------------------------------------------------------------------------------------------------------------

           14.     Type of Reporting Person        CO
------------------------------------------------------------------------------------------------------------------------------------

  CUSIP No.        09058T108

------------------------------------------------------------------------------------------------------------------------------------
           1.      Names of Reporting Persons.      BIOTECH INVEST S.A.

                   I.R.S. Identification Nos.  of above persons (entities only).       NOT APPLICABLE: FOREIGN CORPORATION

------------------------------------------------------------------------------------------------------------------------------------
           2.      Check the Appropriate Box if a Member of a Group

                   (a)

                   (b)
------------------------------------------------------------------------------------------------------------------------------------

           3.      SEC Use Only
------------------------------------------------------------------------------------------------------------------------------------

           4.      Source of Funds       AF
------------------------------------------------------------------------------------------------------------------------------------

           5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
------------------------------------------------------------------------------------------------------------------------------------

           6.      Citizenship or Place of Organization      PANAMA
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

  Number of        7.      Sole Voting  Power                -0-
  Shares Bene-             ---------------------------------------------------------------------------------------------------------
  ficially
  Owned by         8.      Shared Voting Power               -0-
  Each                     ---------------------------------------------------------------------------------------------------------
  Reporting
  Person With      9.      Sole Dispositive Power            -0-
                           ---------------------------------------------------------------------------------------------------------

                   10.     Shared Dispositive Power          -0-
                           ---------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

           11.     Aggregate Amount Beneficially Owned by Each Person reporting Person

                                                             -0-
------------------------------------------------------------------------------------------------------------------------------------

           12.     Check if the Aggregate Amount in Row (11) Excludes Certain shares
------------------------------------------------------------------------------------------------------------------------------------

           13.     Percent of Class Represented by amount in Row (11)       0%
------------------------------------------------------------------------------------------------------------------------------------

           14.     Type of Reporting Person        CO
------------------------------------------------------------------------------------------------------------------------------------

  CUSIP No.        09058T108

------------------------------------------------------------------------------------------------------------------------------------
           1.      Names of Reporting Persons.      BIOTECH TARGET S.A.

                   I.R.S. Identification Nos.  of above persons (entities only).       NOT APPLICABLE: FOREIGN CORPORATION

------------------------------------------------------------------------------------------------------------------------------------
           2.      Check the Appropriate Box if a Member of a Group

                   (a)

                   (b)
------------------------------------------------------------------------------------------------------------------------------------

           3.      SEC Use Only
------------------------------------------------------------------------------------------------------------------------------------

           4.      Source of Funds       AF
------------------------------------------------------------------------------------------------------------------------------------

           5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
------------------------------------------------------------------------------------------------------------------------------------

           6.      Citizenship or Place of Organization      PANAMA
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

  Number of        7.      Sole Voting  Power                -0-
  Shares Bene-             ---------------------------------------------------------------------------------------------------------
  ficially
  Owned by         8.      Shared Voting Power               -0-
  Each                     ---------------------------------------------------------------------------------------------------------
  Reporting
  Person With      9.      Sole Dispositive Power            -0-
                           ---------------------------------------------------------------------------------------------------------

                   10.     Shared Dispositive Power          -0-
                           ---------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
           11.     Aggregate Amount Beneficially Owned by Each Person reporting Person

                                                             -0-
------------------------------------------------------------------------------------------------------------------------------------

           12.     Check if the Aggregate Amount in Row (11) Excludes Certain shares
------------------------------------------------------------------------------------------------------------------------------------

           13.     Percent of Class Represented by amount in Row (11)     0%
------------------------------------------------------------------------------------------------------------------------------------

           14.     Type of Reporting Person        CO
------------------------------------------------------------------------------------------------------------------------------------

ITEM 1.        SECURITY AND ISSUER

           This statement relates to the Common Stock, no par value per share, (the "Common Stock") of Biochem Pharma, Inc. ("Biochem Pharma"). Biochem Pharma's principal executive offices are located at 275 Frappier Boulevard, Laval, Quebec, Canada H7V 4A7.

ITEM 2.        IDENTITY AND BACKGROUND

           This statement is filed jointly by BB Biotech AG ("BB Biotech"), Biotech Focus S.A. ("Biotech Focus"), Biotech Growth S.A. (Biotech Growth"), Biotech Invest S.A. (Biotech Invest ") and Biotech Target S.A. ("Biotech Target"). Biotech Focus, Biotech Growth, Biotech Invest, and Biotech Target are each wholly-owned subsidiaries of BB Biotech.

           BB Biotech is a holding company incorporated in Switzerland. BB Biotech's business address is Vordergasse 3, 8200 Schaffhausen, CH/Switzerland. BB Biotech invests in companies involved in the development, production, and distribution of pharmaceuticals and other products based on biotechnology. BB Biotech is publicly traded on the Swiss Stock Exchange and the Frankfurt Stock Exchange.

           Biotech Focus is a wholly-owned subsidiary of BB Biotech incorporated in the Republic of Panama. Biotech Focus's business address is Swiss Bank Tower, Panama 1, Republic of Panama. The principal business of Biotech Focus is to invest in companies in the biotechnology sector.

           Biotech Growth is a wholly-owned subsidiary of BB Biotech incorporated in the Republic of Panama. Biotech Growth's business address is Swiss Bank Tower, Panama 1, Republic of Panama. The principal business of Biotech Growth is to invest in companies in the biotechnology sector.

           Biotech Invest is a wholly-owned subsidiary of BB Biotech incorporated in the Republic of Panama. Biotech Invest's business address is Swiss Bank Tower, Panama 1, Republic of Panama. The principal business of Biotech Invest is to invest in companies in the biotechnology sector.

           Biotech Target is a wholly-owned subsidiary of BB Biotech incorporated in the Republic of Panama. Biotech Target's business address is Swiss Bank Tower, Panama 1, Republic of Panama. The principal business of Biotech Target is to invest in companies in the biotechnology sector.

           The name, business address, present principal occupation, and citizenship of each executive officer and director of BB Biotech, Biotech Focus, Biotech Growth, Biotech Invest and Biotech Target are set forth on Appendix A hereto, which is incorporated herein by reference.

           During the last five years, neither BB Biotech, Biotech Focus, Biotech Growth, Biotech Invest or Biotech Target, nor to the best of their knowledge, any of their executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           In December 1997, Biotech Growth purchased 50,000 shares of the Common Stock in open market transactions, for an aggregate consideration of $1,295,100. Biotech Growth used funds supplied to it by BB Biotech, which funds were BB Biotech working capital, to make these purchases.

           During 1996 and 1997, Biotech Target purchased 3,790,000 shares of the Common Stock in open market transactions, for an aggregate consideration of $152,035,649. Biotech Target used funds supplied to it by BB Biotech, which funds were BB Biotech working capital, to make these purchases.

ITEM 4.        PURPOSE OF TRANSACTION

           The shares of Common Stock held by Biotech Focus are being held for investment purposes only. However, Biotech Focus may, from time to time, either increase or decrease its holdings of the Common Stock, subject to applicable laws. Any such decision will depend, however, on numerous factors, including, without limitation, the market price of shares of the Common Stock, the terms and conditions related to their purchase and sale, the prospects and profitability of Biochem Pharma, other business and investment alternatives of Biotech Focus and general economic and market conditions.

           It is Biotech Focus' general policy not to interfere with the management of companies in which it holds portfolio investments. Neither Biotech Focus nor BB Biotech have an intention to influence or direct Biochem Pharma's affairs, modify its corporate structure or interfere with the business decisions of its management. Except as set forth above, neither Biotech Focus nor BB Biotech, nor to the best knowledge of such persons, any executive officer or director of either BB Biotech or Biotech Focus, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Biochem Pharma or the disposition of securities of Biochem Pharma;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Biochem Pharma; (c) a sale or transfer of a material amount of assets of Biochem Pharma; (d) any change in the present board of directors or management of Biochem Pharma, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Biochem Pharma; (f) any other material change in Biochem Pharma's business or corporate structure; (g) changes in Biochem Pharma's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Biochem Pharma by any person; (h) causing a class of securities of Biochem Pharma to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of Biochem Pharma to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.


ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

           (a) Pursuant to Rules 13d-3(a) and 13d-3(d)(1)(i) under the Act, BB Biotech may be deemed to be the indirect beneficial owner of the 6,887,500 shares of the Common Stock held directly by Biotech Focus as of July 16, 1998, which represent approximately 6.4% of the outstanding shares of the Common Stock. No shares of the Common Stock are directly beneficially owned by BB Biotech. To the best knowledge of BB Biotech and Biotech Invest, no director or executive officer of BB Biotech or Biotech Target owns any shares of the Common Stock.

           (b) The number of shares of the Common Stock to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the cover pages hereof and such information is incorporated herein by reference. BB Biotech, through its ownership of Biotech Focus, may be deemed to indirectly beneficially own the shares of the Common Stock which are directly beneficially owned by Biotech Focus within the meaning of Rule 13d-3(a) under the Exchange Act, and may be deemed to share with Biotech Invest the power to vote, or direct the vote of, and the power to dispose of or direct the disposition of, the aggregate 6,887,500 shares of the Common Stock held directly by Biotech Focus.

           (c) Biotech Growth, Biotech Invest and Biotech Target engaged in the following transactions with respect to the Common Stock. Each of these transactions was completed on the NASDAQ stock market, except for transactions designated by a "*" which indicate internal transactions between BB Biotech subsidiaries. Such internal transactions did not result in a change in BB Biotech's indirect beneficial ownership of the shares transferred between its wholly-owned subsidiaries.

BIOTECH FOCUS S.A.'S TRANSACTIONS WITH RESPECT TO THE COMMON STOCK

  DATE              TRANSACTION                                    NUMBER OF SHARES            PRICE
  6/18/98           *Transfer from Biotech Growth S.A.             6,887,500                   N/A

  BIOTECH GROWTH SA'S TRANSACTIONS WITH RESPECT TO THE COMMON STOCK

  DATE               TRANSACTION                                    NUMBER OF SHARES           PRICE
  12/1/97            Bought                                         30,000                     $ 25.75
  12/3/97            Bought                                         20,000                     $ 26.13
  12/22/97           Sold                                           25,000                     $ 24.00
  12/31/97           *Transfer all remaining holdings               25,000                       N/A
                     to Biotech Invest S.A.

BIOTECH INVEST SA'S TRANSACTIONS WITH RESPECT TO THE COMMON STOCK

  DATE                TRANSACTION                                   NUMBER OF SHARES           PRICE
  9/23/97             *Transfer from Biotech Target S.A.            6,872,500                    N/A
  10/8/97             Sold                                             10,000                  $ 32.12
  12/31/97            *Transfer from Biotech Growth S.A.               25,000                    N/A
  6/18/98             *Transfer all remaining holdings              6,887,500                    N/A
                      to Biotech Focus S.A.

BIOTECH TARGET SA'S TRANSACTIONS WITH RESPECT TO THE COMMON STOCK

  DATE                TRANSACTION                                   NUMBER OF SHARES               PRICE
  4/3/96              Bought                                          13,000                        $ 40.19
  4/23/96             Bought                                          40,000                        $ 39.74
  4/24/96             Bought                                          47,000                        $ 39.19
  4/26/96             Bought                                           8,500                        $ 39.74
  4/29/96             Bought                                          48,500                        $ 39.66
  5/2/96              Bought                                         135,000                        $ 43.92
  5/2/96              Bought                                         125,000                        $ 43.89
  5/3/96              Bought                                          97,000                        $ 45.19
  5/3/96              Bought                                          50,000                        $ 44.88
  5/3/96              Bought                                          33,000                        $ 44.99
  5/3/96              Bought                                          53,000                        $ 44.98
  5/8/96              Bought                                          50,000                        $ 44.51
  5/8/96              Bought                                         210,000                        $ 44.00
  5/22/96             Bought                                         100,000                        $ 49.33
  5/22/96             Bought                                         100,000                        $ 49.40
  5/23/96             Bought                                          65,000                        $ 50.00
  5/24/96             Bought                                          50,000                        $ 46.90
  6/11/96             Bought                                          10,000                        $ 44.13
  6/20/96             Bought                                          20,000                        $ 42.63
  6/20/96             Bought                                          30,000                        $ 42.56
  6/21/96             Bought                                          65,000                        $ 41.27
  6/21/96             Bought                                         100,000                        $ 39.12
  6/24/96             Bought                                         100,000                        $ 37.90
  6/24/96             Bought                                          50,000                        $ 38.08
  6/24/96             Bought                                          50,000                        $ 36.70
  6/26/96             Bought                                          20,000                        $ 34.00
  7/17/96             Bought                                          10,000                        $ 29.75
  7/22/96             Sold                                            10,000                        $ 29.75
  7/29/96             Bought                                         100,000                        $ 31.31
  7/29/96             Bought                                          80,000                        $ 29.95
  7/29/96             Bought                                          50,000                        $ 29.25
  7/29/96             Bought                                         100,000                        $ 29.15
  7/30/96             Bought                                          28,000                        $ 30.48
  7/31/96             Bought                                          12,000                        $ 28.73
  4/7/97              Stock Split                                  3,390,000                          N/A

  4/21/97              Bought                                         300,000                  $  19.40
  4/23/97              Bought                                         100,000                  $  20.28
  5/30/97              Sold                                            50,000                  $  23.54
  5/30/97              Sold                                           120,000                  $  23.31
  6/2/97               Sold                                            50,000                  $  23.81
  6/4/97               Sold                                            30,000                  $  24.42
  6/16/97              Sold                                             2,500                  $  24.00
  6/17/97              Sold                                             5,000                  $  23.62
  7/7/97               Sold                                            10,000                  $  22.37
  9/18/97              Sold                                            25,000                  $  30.37
  9/23/97              Sold                                            15,000                  $  31.75
  9/23/97              *Transfer all remaining holdings             6,872,500                     N/A
                       to Biotech Invest S.A.

           (d) Not applicable.

           (e) Not applicable.

  ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           Neither BB Biotech, Biotech Focus, Biotech Growth, Biotech Invest, Biotech Target nor, to the best of their knowledge, any of the executive officers or directors of either BB Biotech, Biotech Focus, Biotech Growth, Biotech Invest or Biotech Target, is a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of Biochem Pharma (including the shares of Common Stock), finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

  ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

  Exhibit 1: Translation of minutes of the October 18, 1995, Board of Directors Meeting of Biotech Target (evidencing a power of attorney in favor of Dr. Andreas Bremer).*

  Exhibit 2:             Translation of minutes of the January 3, 1997 Board of
                         Directors Meeting of Biotech Target (evidencing a power of attorney in favor of Dr. Anders Hove).*

  Exhibit 3: Translation of evidence of a power of attorney in favor of Victor Bischoff and Hans Joerg Graf on behalf of BB
                         Biotech.**

  Exhibit 4:             Translation of minutes of the June 21, 1995 Board of
                         Directors Meeting of Biotech Growth (evidencing a power of attorney in favor of Hans Joerg Graf).

  Exhibit 5:             Translation of minutes of the June 24, 1996 Board of
                         Directors Meeting of Biotech Growth (evidencing a power of attorney in favor of Andreas Bremer).

  Exhibit 6:             Translation of minutes  of the June 21, 1995 Board of
                         Directors Meeting of Biotech Growth (evidencing a power of attorney in favor of Daniel Bugmann).

  Exhibit 7:             Translation of minutes of the January 3, 1997 Board of
                         Directors Meeting of Biotech Invest (evidencing a power of attorney in favor of Anders Hove, Hans Joerg Graf, Daniel Bugmann, Andreas Bremer and Nicolas Merian).

  Exhibit 8              Translation of minutes of the January 3, 1997 Board of
                         Directors Meeting of Biotech Focus (evidencing a power of attorney in favor of Anders Hove, Hans Joerg
                         Graf, Daniel Bugmann, Andreas Bremer and Nicolas Merian).

  Exhibit 9:             Agreement by and between BB Biotech, Biotech Focus, Bio-
                         tech Growth, Biotech Invest and Biotech Target with
                         respect to the filing of this disclosure statement.
  ----------------

  * See Powers of Attorney, attached as Exhibits 1 and 2 to the Schedule 13D related to Alexion Pharmaceuticals, Inc. filed with the Securities and Exchange Commission on September 18, 1997, which Exhibits are incorporated herein by reference.

  ** See Power of Attorney, attached as an Exhibit 99.E to the Schedule 13D relating to Biogen, Inc. filed with the Securities and Exchange Commission on June 2, 1994, which Exhibit is incorporated herein by reference.

                                   SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             BB BIOTECH AG

  Date: July 17, 1998                 By:    /s/ Hans-Joerg Graf
                                             --------------------------
                                      Name:  Hans-Joerg Graf
                                             Signatory Authority

  Date: July 17, 1998                 By:    /s/ Dr. Victor Bischoff
                                             --------------------------
                                      Name:  Dr. Victor Bischoff
                                             Vice Chairman and Director

                                             BIOTECH FOCUS S.A.

  Date: July 17, 1998                 By:    /s/ Dr. Andreas Bremer
                                             --------------------------
                                      Name:  Dr. Andreas Bremer
                                             Signatory Authority

  Date: July 17, 1998                 By:    /s/ Dr. Daniel Bugmann
                                             --------------------------
                                      Name:  Dr. Daniel Bugmann
                                             Signatory Authority

                                             BIOTECH GROWTH S.A.

  Date: July 17, 1998                 By:    /s/ Dr. Andreas Bremer
                                             --------------------------
                                      Name:  Dr. Andreas Bremer
                                             Signatory Authority

  Date: July 17, 1998                 By:    /s/ Dr. Daniel Bugmann
                                             --------------------------
                                      Name:  Dr. Daniel Bugmann
                                             Signatory Authority

                                             BIOTECH INVEST S.A.

  Date: July 17, 1998                 By:    /s/ Dr. Andreas Bremer
                                             --------------------------
                                      Name:  Dr. Andreas Bremer
                                             Signatory Authority

  Date: July 17, 1998                 By:    /s/ Dr. Daniel Bugmann
                                             --------------------------
                                      Name:  Dr. Daniel Bugmann
                                             Signatory Authority

                                             BIOTECH TARGET S.A.

  Date: July 17, 1998                 By:    /s/ Dr. Andreas Bremer
                                             --------------------------
                                      Name:  Dr. Andreas Bremer
                                             Signatory Authority

  Date: July 17, 1998                 By:    /s/ Dr. Anders Hove
                                             --------------------------
                                      Name:  Dr. Anders Hove
                                             Signatory Authority

                              APPENDIX A TO ITEM 2

                                                                                PRESENT
  NAME AND POSITION                       RESIDENCE OR                          PRINCIPAL
  WITH COMPANY                            BUSINESS ADDRESS                      OCCUPATION
  ------------                            ----------------                      ----------

  BB BIOTECH AG

  Dr. Ernst Thomke                        Vordergasse 3,                        Chairman
  (Swiss citizen)                         8200 Schaffhausen,                    and Director
                                          CH/Switzerland

  Dr. Victor Bischoff                     Vordergasse 3,                        Vice-
  (Swiss citizen)                         8200 Schaffhausen,                    Chairman
                                          CH/Switzerland                        and Director

  Dr. David Baltimore                     Massachusetts Institute               Professor
  (U.S. citizen)                          of Technology                         and Director
                                          Building 68, Room 380
                                          77 Massachusetts Avenue
                                          Cambridge, MA  02139

  BIOTECH FOCUS S.A.

  Dr. Andreas Bremer                      Grafenauweg 4,                        Signatory
  (German citizen)                        6301 Zug                              Authority
                                          CH/Switzerland

  Dr. Anders Hove                         Grafenauweg 4,                        Signatory
  (Danish citizen)                        6301 Zug                              Authority
                                          CH/Switzerland

  Hans-Joerg Graf                         Grafenauweg 4,                        Signatory
  (Swiss citizen)                         6301 Zug                              Authority
                                          CH/Switzerland

  Pablo Javier Espino                     Swiss Bank Tower,                     President
  (Panamanian citizen)                    Panama 1,                             and Director
                                          Republic of Panama

  Adelina M. de Estribi                   Swiss Bank Tower,                     Director
  (Panamanian citizen)                    Panama 1,
                                          Republic of Panama

                                                                                PRESENT
  NAME AND POSITION                       RESIDENCE OR                          PRINCIPAL
  WITH COMPANY                            BUSINESS ADDRESS                      OCCUPATION
  ------------                            ----------------                      ----------

  BIOTECH GROWTH S.A.


  Dr. Andreas Bremer                      Grafenauweg 4,                        Signatory
  (German citizen)                        6301 Zug                              Authority
                                          CH/Switzerland

  Dr. Anders Hove                         Grafenauweg 4,                        Signatory
  (Danish citizen)                        6301 Zug                              Authority
                                          CH/Switzerland

  Hans-Joerg Graf                         Grafenauweg 4,                        Signatory
  (Swiss citizen)                         6301 Zug                              Authority
                                          CH/Switzerland

  Pablo Javier Espino                     Swiss Bank Tower,                     President
  (Panamanian citizen)                    Panama 1,                             and Director
                                          Republic of Panama

  Adelina M. de Estribi                   Swiss Bank Tower,                     Director
  (Panamanian citizen)                    Panama 1,
                                          Republic of Panama

  BIOTECH TARGET S.A.


  Dr. Andreas Bremer                      Grafenauweg 4,                        Signatory
  (German citizen)                        6301 Zug                              Authority
                                          CH/Switzerland

  Dr. Anders Hove                         Grafenauweg 4,                        Signatory
  (Danish citizen)                        6301 Zug                              Authority
                                          CH/Switzerland

  Hans-Joerg Graf                         Grafenauweg 4,                        Signatory
  (Swiss citizen)                         6301 Zug                              Authority
                                          CH/Switzerland

  Pablo Javier Espino                     Swiss Bank Tower,                     President
  (Panamanian citizen)                    Panama 1,                             and Director
                                          Republic of Panama

  Adelina M. de Estribi                   Swiss Bank Tower,                     Director
  (Panamanian citizen)                    Panama 1,
                                          Republic of Panama